EXHIBIT 99.1

Brookfield Completes Acquisition of Forest City Realty Trust

NEW YORK and CLEVELAND, Dec. 07, 2018 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) and Forest City Realty Trust, Inc. (“Forest City”) (NYSE: FCEA) today announced the completion of the acquisition of Forest City by a Brookfield real estate investment fund. The transaction was approved at a special meeting of Forest City’s stockholders held on November 15, 2018.

Forest City’s diversified real estate portfolio is comprised of a number of iconic assets across major gateway U.S. cities. The portfolio, which features many natural synergies with Brookfield’s existing real estate operating business, includes 6.3 million square feet of high-quality office space, 2.3 million square feet of premier life sciences assets, 2.2 million square feet of retail space and 18,500 multifamily units.  In addition, the portfolio features five large-scale development projects in the New York Metro area, San Francisco and Washington, DC.

In connection with the closing of the transaction, Forest City’s existing common stock will be delisted from the New York Stock Exchange at the close of business on December 7, 2018.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $330 billion in assets under management. Brookfield has more than a 115-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Contacts:

Suzanne Fleming
Managing Partner – Communications
(212) 417-2421
suzanne.fleming@brookfield.com

Matt Cherry
Senior Vice President – Investor Relations
(212) 417-7488
matthew.cherry@brookfield.com